1301 MCKINNEY STREET SUITE 2800 HOUSTON, TX 77010

Scott Gaille

Chief Compliance Officer & General Counsel

Scott.gaille@zazaenergy.com

DECEMBER 10, 2013

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                           ZaZa Energy Corporation
Post-Effective Amendment No. 6 on Form S-1
Filed November 12, 2013
File No. 333-184036

Dear Mr. Schwall,

ZaZa Energy Corporation (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated December 4, 2013 regarding the Company’s Post-Effective Amendment No. 6 on Form S-1 filed November 12, 2013.  This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, each response is prefaced with the exact text of the Staff’s comment in italicized text.  The Company is concurrently filing Post-Effective Amendment No. 7 to the Form S-1 via EDGAR.

Post-Effective Amendment No. 6 to Form S-1

General

1.                                    Comment:

We note that you previously indicated in Post-Effective Amendment No. 5 to Form S-1 filed on August 14, 2013 that the registration statement related to the resale of 27,226,223 shares of your common stock. In Post-Effective Amendment No. 6, you appear to have increased the number of shares of common stock to 27,433,244. We direct your attention to Rule 413 under the Securities Act of 1933, as amended. Please explain why you believe you may use Post-Effective Amendment No. 6 to increase the number of shares of common stock.

713-595-1900 (OFFICE)    •   713-595-1919 (FAX)   •   WWW.ZAZAENERGY.COM

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Response:

On September 21, 2012, the Company filed the original registration statement on Form S-1 (as amended by pre-effective Amendment No. 1 to Form S-1 filed on November 30, 2012) for the registration of 32,561,223 shares of common stock of the Company, which shares were the Company’s estimate at the time of the maximum number of shares of common stock that could be issued upon exercise of the Company’s warrants for the foreseeable future.  The original registration statement was declared effective on December 4, 2012, and the Company filed a prospectus under Rule 424(b)(3) on December 5, 2012 that also included these 32,561,223 shares of common stock.  When the Company filed Post-Effective Amendment No. 1 to Form S-1 on April 1, 2013, which was declared effective on April 2, 2013, the preliminary prospectus included as part of that registration statement related to the resale of 27,226,223 shares of common stock, which was the actual number of shares of common stock issuable upon exercise of the warrants on the date of filing.  The number of shares of common stock issuable upon exercise of the warrants did not change with the filing of Post-Effective Amendments No. 2 through 5 to Form S-1.  However, as a result of the automatic adjustment mechanisms contained in the warrants, the total number of shares underlying the warrants has increased to 27,433,244 as of the filing of Post-Effective Amendment No. 6 to Form S-1.  Even though the number of shares of common stock listed on the prospectus has increased since Post-Effective Amendment No. 5 to Form S-1, it is still under the 32,561,223 shares registered under the original registration statement.

Exhibits

2.                                    Comment:

We note that with respect to Exhibits 10.47, 10.48 and 10.49, you are incorporating by reference to Exhibit 10.1 to your Form 10-Q filed on November 12, 2013. However, it appears that Exhibits 10.48 and 10.49 should instead incorporate by reference Exhibits 10.2 and 10.3, respectively. Please revise.

Response:

Exhibits 10.2 and 10.3 have been revised accordingly.

Exhibits 5.1 and 23.3

3.                                    Comment:

We note that with respect to the opinion of Andrews Kurth LLP regarding legality of the securities, you have indicated that such opinion was previously filed. Please file a new legality opinion with your next amendment, and also an updated consent from Andrews Kurth.

Response:

The original Andrews Kurth LLP opinion and consent filed with the original registration statement covered the legality of 32,561,223 shares of common stock of the Company; therefore, as discussed in our response to Comment 1 above, a new opinion and consent are not required.

Please direct any questions or comments regarding the foregoing to me at (713) 595-1981.

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Sincerely,

ZaZa Energy Corporation

By:	/s/ S. Scott Gaille
S. Scott Gaille
Chief Compliance Officer & General Counsel

cc: Ian H. Fay, Chief Financial Officer

J. Mark Metts, Sidley Austin LLP